genetic technologies

ASX ANNOUNCEMENT
23 November 2016

2016 Annual General Meeting

Melbourne, Australia; 23 November 2016: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company") is pleased to release the attached slide show presentation which will be delivered by its Chief Executive Officer, Mr. Eutillio Buccilli, at the Company's 2016 Annual General Meeting to be held at approximately 10.30 am this morning in the "Treetops" Room at Melbourne Museum, 11 Nicholson Street, Carlton, Victoria, Australia.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli
Executive Director & Chief Executive Officer
Genetic Technologies Limited
+ 61 3 8412 7050

Candice Knoll (USA)
Blueprint Life Science Group
+1 (415) 375 3340, Ext. 4

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women's health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus*® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGen*plus*® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGen*plus*®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGen*plus*® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040

Genetic Technologies Limited Annual General Meeting Wednesday, 23 November 2016 1

Forward Looking Statements This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations. 2

Major Achievements Since Last AGM

- 2015 was transformative on the back of the $18.6m capital raise in March 2015
- Raising the profile of BREVAGen*plus*® with the consumer and medical communities was our top priority in 2016
- Partnered with Verizon IndyCar® series driver Pippa Mann to act as Spokesperson for BREVAGen*plus*, as part of the Partnership;
  - The BREVAGen*plus* logo featured on Mann's racing/promotional apparel
  - The Dale Coyne racing Indy Car supporting Susan G. Komen ®
  - Mann featured in the Company's promotional print, video and social media platforms as well as key BREVAGen*plus* oriented events
- Maximised market exposure at minimal cost - promotional highlights included;
  - Sponsorship deal at the 100th running of the Indianapolis 500 Race on May 29
  - A feature on BREVAGen*plus* in the official Indy 500 Program and the USA Today special commemorative edition, about the race
  - The honorary ringing of the Nasdaq closing bell at the Nasdaq MarketSite, NYC
  - Featured on nationally syndicated TV and Radio shows along with mainstream media outlets

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genetic technologies

Major Achievements Since Last AGM (Cont.)  Growth strategy successfully supported with - The publication of two new papers demonstrating BREVAGenplus’ clinical validation, further adding to already existing scientific evidence base for BREVAGenplus The addition of key members to the management team -   Achieved an 11% higher per test revenue receipt over that achieved in FY15 Achieved a 30% reduction in operational cash spend over FY15 We believe 2016 has positioned the Company for long-term sustainable growth. With a stable and growing customer base, we entered 2017 with momentum 4

Brand Awareness-Exclusive Spokesperson Verizon IndyCar series driver Pippa Mann has become the exclusive spokesperson for BREVAGenplus. BREVAGenplus.com, supportive marketing collateral and social media are aligned with the Pippa Mann image and the "Know Your Risk" call to action. Patient awareness and impact events have been and will continue to be focal points for the Company including four planned Susan G. Komen® Race for the Cure® events in the coming fiscal year. Digital marketing efforts have been launched in alignment with breast cancer awareness campaigns and Pippa Mann events including the Indianapolis 500, the largest single day sporting event in the world, in terms of on-site attendance. Leveraging the Pippa Mann partnership initiative 5

[LOGO]

First Quarter - FY17 Update …With a stable and growing customer base, we entered 2017 with momentum  First quarter Test samples received was 23% higher than that achieved in the previous quarter (Q4 FY16) Average revenue per test receipt in the first quarter was 11% higher than that achieved over FY16 Successfully activated promotional campaign around the Susan G. Komen® Dallas, Texas Race for the Cure®, to coincide with October Breast Cancer Awareness month Strong cash position, with $8.9m in cash    7

What is BREVAGenplus?  Simple cheek swab based test that helps determine a woman’s risk of developing sporadic breast cancer Single nucleotide polymorphisms (SNPs) are the most common type of genetic variation among people. The SNPs used in BREVAGenplus have been confirmed to be associated with Breast Cancer Molecular panel of 77 SNPs combined with clinical risk factors from the NCI’s Breast Cancer Risk Assessment Tool (BCRAT) to provide an integrated risk score First test of its kind to be clinically validated to assess both 5-year and lifetime risk for sporadic breast cancer Validated and CLIA-approved for use in Caucasian, Hispanic and African-American women aged > 35 Provides a >20% increase in predictive accuracy over the first generation BREVAGen test     BREVAGenplus - Our flagship first-in-class risk assessment test for sporadic breast cancer  8

USPSTF Recommendation Statement United States Preventative Services Task Force (USPSTF) signifies the level of evidence The USPSTF recommends that all eligible patients. Physicians need to be able to identifying the risk profile of ALL women in order to act on this this recommendation. Existing risk assessment models do not have sufficient precision to provide the individual level information required. 9 Population Recommendation Grade Women, Increased Risk for Breast Cancer The USPSTF recommends that clinicians engage in shared, informed decision making with women who are at increased risk for breast cancer about medications to reduce their risk. For women who are at increased risk for breast cancer and at low risk for adverse medication effects, clinicians should offer to prescribe risk-reducing medications, such as Tamoxifen or Raloxifene. B – This B grade rating driving the recommendation. clinicians provide the service to

Importance of USPSTF Recommendation The effective application of the USPSTF recommendation, by physicians, would mean that ALL women should be offered a risk assessment… Meaning that ALL women not directed towards germline mutation testing for BRCA, on the basis of their family history, should have a risk assessment for sporadic breast cancer 10

BREVAGenplus’ Value Proposition  United States Preventive Services Task Force (USPSTF) (April 2013) recommends the use of Tamoxifen/Raloxifene in high risk women - BREVAGenplus can provide the information required to guide Tamoxifen use The Affordable Care Act stipulates that: – Evidenced-based items or services that have in effect a grading of “A” or “B” in the current recommendations of the USPSTF with respect to the individual involved MUST be offered without cost-sharing Recent legislation requires MDs to notify a patient of dense breast tissue following mammography   It is difficult to risk classify these women. BREVAGenplus can help by providing a genetic risk score for these women Early detection of breast cancer is the key to successfully fighting it -  - BREVAGenplus enables more accurate selection of patients for MRI screening (less than 50% of women maintain regular mammographic screening*) BREVAGenplus helps solve the over/under use of mammography by tailoring the right schedule for the right risk profile - * Gierisch JM, et al. (2010). Cancer Epidemiol Biomarkers Prev. 19: 1103-1111 11

Key Market Drivers  Scientific validation and clinical utility studies - R&D to deliver further validation data, to include commercial R&D collaboration with several risk assessment clinics in the U.S. Positive outcomes from clinical utility studies will drive further growth, secure wider payer coverage, improve current reimbursement levels and speed product uptake -  Product Enhancement - More clearly align clinical utility with USPSTF recommendations on chemoprevention  Reimbursement - To improve current level of insurance cover, need to provide evidence that demonstrate test impact on treatment decision-making that is aligned with payer evidence requirements and routine clinical guidelines (including USPSTF guidelines)  Market awareness - - - Advisory Board Physician education program Integrated web/social media and targeted regional media features  Key accounts - - Focus on breast/imaging centers and primary care Healthcare Providers Find, establish, grow 12

Market Progress  BREVAGenplus is available in all 50 U.S. states, including NY State – – Samples received from high population density territories 9,742 Test Samples received to June 2016, since launch of BREVAGen, in June 2011. BREVAGenplus released in October 2014  Established Scientific Advisory Board to review, assess and prioritise product enhancement and new product development  Appointed U.S. based Senior Medical Director to drive medical education and develop positive Medical Policy  High prescribing users and Key Opinion Leaders (KOLs) act as Ambassadors and aim to: – – – – Introduce BREVAGenplus to the general public Highlight the utility and value of BREVAGenplus in the clinical setting Provide templates for clinic adoption, patient selection and logistics Drive increased adoption of the BREVAGenplus test 13

Priorities for FY2017  Complete two of the three, in progress, scientific validation studies demonstrating the “clinical utility” of the test Enhance the validation base of BREVAGenplus in terms of ethnicity and age Strengthen medical affairs presence to enhance relationships with physician Key Opinion Leaders, focusing on the consumer, in tandem with physician network and develop appropriate medical education programs Align the current relationship oriented sales model to the unique needs of the broader customer base Continue to work with payers (insurers) to improve reimbursement outcomes Accelerate research and development activity to develop additional products for different disease states Manage operating cost base and cash flow with the aim of maximising re-investment in product development and top line growth       Ensure adequate funding is available to meet objectives 14

"I KNOW MY RISK ON THE RACE TRACK. DO YOU KNOW YOUR RISK FOR DEVElOPING BREAST CANCER?" - Pippa Mann,Ver on lndycar" Series Driver ' ' 1 in 8 women will develop breast cancer in her lifetime. While racing at 230 MPH is taking a calculated risk, knowing your risk for breast cancer should not be. BREVAGenplus® is a scientifically validated test that will assess your risk for developing breast cancer. As featured in the in the official Indy 500 Program and the USA Today special commemorative edition, about the race 15 a product of Genetic Technologies lim ited (Nasdaq: GENE)